
December 8, 2020

Chantel Ray Finch
President
CR Global Holdings, Inc.
2600 Barrett St
Virginia Beach, VA 23452

> **Re: CR Global Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 25, 2020**
> **File No. 024-11374**

Dear Ms. Finch:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2020 letter.

Offering Statement on Form 1-A

Statement of Operations, page 40

1. Please revise to include a statement of operations for the year ended December 31, 2019 in addition to the statements of operations for the six months ended June 30, 2019, June 30, 2020 and the year ended December 31, 2018 that you have presented. Refer to Section (b) (4) of Part F/S of Form 1-A.

Statements of Changes in Shareholder's Equity, page 41

2. We note that you have included Exhibit 4 for the explanation of Changes in Shareholder's Equity. Please revise to include this information as part of the Statements of Changes in Shareholder's Equity on page 41. Also, revise to include a Statement of Changes in Shareholder's Equity for the year ended December 31, 2018 in addition to the statements that you have presented. Refer to Section (b) (4) of Part F/S of Form 1-A.

Signatures, page 47

3.   We reissue prior comment 4 in part. The signatures should identify each capacity in which the offering statement is being signed including the principal executive officer, principal financial officer and principal accounting officer. Please revise.

Exhibits

4.   Refer to prior comment 5. Please file your lease agreements as exhibits. Also, clarify the relationship between Processing LLC and CR Global Holdings, Inc.

5.   We note Section 6 of the Subscription Agreement filed as Exhibit 3 provides for exclusive jurisdiction of the state and federal courts sitting in the City of Virginia Beach, VA and Norfolk, VA and a waiver of the right to jury trial. Please revise your offering circular to disclose the material terms of these provisions. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision(s). If these provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also, please disclose whether these provisions are intended to apply to secondary purchasers.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Clement Abrams, Esq.